UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________________________________________________________

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

_________________________________________________________________________________________

INTELSAT S.A.
(Name of Issuer)
Common Shares, nominal value $0.01 per share
(Title of Class of Securities)
L5140P101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

____________________________________________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. L5140P101	13G

1	NAME OF REPORTING PERSONS Kerrisdale Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,284,782
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,284,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,782
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. L5140P101	13G

1	NAME OF REPORTING PERSONS Sahm Adrangi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,284,782
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,284,782
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,284,782
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
12	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. L5140P101	13G

1	NAME OF REPORTING PERSONS Kerrisdale Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,232,817
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,232,817
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,817
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. L5140P101	13G

1	NAME OF REPORTING PERSONS Kerrisdale Long Only Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,965
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 51,965
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. L5140P101	13G

1	NAME OF REPORTING PERSONS Kerrisdale Long Only Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,965
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 51,965
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,965
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
12	TYPE OF REPORTING PERSON* OO

Item 1(a)	Name of Issuer.
Intelsat S.A. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices.
4, rue Albert Borschette
Luxembourg, Grand Duchy of Luxembourg
L-1246, Luxembourg

ITEM 2(a).	NAME OF PERSON FILING:
The Reporting Persons are:
(i) Kerrisdale Advisers, LLC (the "Adviser"), a New York limited liability company and the investment manager to the Master Fund and the Long Only Fund (each as defined below), with respect to the Common Shares held by the Master Fund and the Long Only Fund;
(ii) Sahm Adrangi, a Canadian citizen and the managing member of the Adviser, with respect to the Common Shares held by the Master Fund and the Long Only Fund;
(iii) Kerrisdale Partners Master Fund, Ltd. (the "Master Fund"), a Cayman Islands exempted company;
(iv) Kerrisdale Long Only Fund, L.P. (the "Long Only Fund"), a Delaware limited partnership;
(v) Kerrisdale Long Only Fund GP, LLC (the "General Partner"), a Delaware limited liability company;

ITEM 2(b).	Address of Principal Business Office, or, if none, Residence:
The address for each of the General Partner, the Adviser and Mr. Adrangi is:
1212 Avenue of the Americas, 3rd Floor
New York, NY 10036
The address for the Master Fund is:
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005 Cayman Islands
The address for the Long Only Fund is:
c/o Kerrisdale Long Only Fund GP, LLC
1212 Avenue of the Americas, 3rd Floor
New York, NY 10036

Item 2(c)	Citizenship:
The Adviser - New York
Sahm Adrangi - Canada
The Master Fund - Cayman Islands
The Long Only Fund - Delaware
The General Partner - Delaware

Item 2(d)	Title of Class of Securities.
Common shares, nominal value $0.01 per share ("Common Shares")

Item 2(e)	CUSIP Number.
L5140P101

Item 3	If this statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the Filing person is.
Not Applicable

Item 4	Ownership.
(a) Each of the Adviser and Mr. Adrangi beneficially owns the 1,284,782 shares of the Issuer's Common Shares held by the Master Fund and the Long Only Fund.  As of the date hereof, the Master Fund beneficially owns 1,232,817 Common Shares, and each of the Long Only Fund and the General Partner beneficially owns 51,965 Common Shares.
(b) The Common Shares beneficially owned by the Adviser and Mr. Adrangi constitute 0.9% of the Issuer's outstanding Common Shares.
The Common Shares beneficially owned by the Master Fund constitute 0.9% of the Issuer's outstanding Common Shares.
The Common Shares beneficially owned by the Long Only Fund and the General Partner constitute 0.0% of the Issuer's outstanding Common Shares.
The approximate percentage of Common Shares reported as beneficially owned by each of the Reporting Persons is based on 138,018,015 Common Shares outstanding as of December 4, 2018, as reported by the Issuer in its Prospectus Supplement on Form 424 filed with the Securities and Exchange Commission (the "SEC") on November 28, 2018.
Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.
(c) The Adviser and Mr. Adrangi have the shared power to vote and dispose of the Common Shares held by the Master Fund and the Long Only Fund reported herein.  The Master Fund has the sole right to vote and dispose of the Common Shares held by it, and the Long Only Fund likewise has the sole right to vote and dispose of the Common Shares held by it.  The General Partner has the shared power to vote and dispose of the Common Shares held by the Long Only Fund.

Item 5	Ownership of Five Percent or Less of a Class.
If this Statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ✓ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019
Kerrisdale Advisers, LLC

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Managing Member

/s/ Sahm Adrangi

Kerrisdale Partners Master Fund, Ltd.

Signature: /s/ Sahm Adrangi
Name: Sahm Adrangi
Title: Director

Kerrisdale Long Only Fund, L.P.

By:  Kerrisdale Long Only Fund GP, LLC, its general partner

Signature: /s/ Sahm Adrangi
Name:  Sahm Adrangi
Title:    Managing Member

Kerrisdale Long Only Fund GP, LLC

Signature: /s/ Sahm Adrangi
Name:  Sahm Adrangi
Title:    Managing Member